Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 7

DATED DECEMBER 7, 2009

TO THE PROSPECTUS DATED MAY 19, 2009

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated May 19, 2009, Supplement No. 1 dated May 19, 2009, Supplement No. 2 dated August 17, 2009, Supplement No. 3 dated September 10, 2009, Supplement No. 4 dated September 22, 2009, Supplement No. 5 dated November 4, 2009 and Supplement No. 6 dated November 19, 2009.  Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose, among other things, the following:

•      status of the offering; and

•      recent portfolio activity.

STATUS OF THE OFFERING

We commenced our initial public offering of common stock on September 5, 2008.  Through December 3, 2009, we have accepted investors’ subscriptions to this public offering and issued approximately 38.3 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $382.3 million.  We have approximately 162.6 million shares remaining for sale in the primary portion of our public offering and 49.1 million shares remaining for sale in the distribution reinvestment plan.

PORTFOLIO ACTIVITY

Restructuring of Investments in 55 Hundred and Bailey’s Crossing

Effective November 24, 2009, we and the other investors in 55 Hundred restructured the terms of our respective investments in the 55 Hundred project, and effective December 1, 2009, we and the other investors in Bailey’s Crossing restructured the terms of our respective investments in the Bailey’s Crossing project.  Our goals for the restructurings were (i) to reduce the overall leverage in the projects, (ii) to obtain a 14% preferred return on any additional capital we contributed, (iii) to remove from the projects the financial uncertainty of Fairfield Residential LLC, the developer of the projects (which had financial difficulties in 2009), (iv) to obtain control of the projects and (v) to extend the terms of the senior loans.  We were able to accomplish all of these goals.  The most significant changes to our investment in 55 Hundred in connection with the restructuring were:

•      the 55 Hundred BHMP CO-JV became an owner in the project by contributing $17.6 million of equity capital to the project in cash, for which it will receive a first-priority return of 14%, compounded quarterly;

•      the 55 Hundred BHMP CO-JV converted its existing $20.3 million mezzanine loan (which figure includes $0.4 million of accrued but unpaid interest) into $20.3 million of equity capital in the project, for which it will receive a second-priority return of 9.5%, compounded quarterly;

•      the 55 Hundred BHMP CO-JV became the owner of a 75% interest in the project; and

•      the maximum and outstanding principal amounts of the senior loan facility were modified.  Prior to the restructuring, the maximum amount of the senior loan facility was $69.8 million.  Of this amount, principal of $61.2 million was outstanding.  Following the restructuring, the maximum amount of the senior loan facility was reduced to $52.7 million.  In order to reduce the outstanding principal amount to the new $52.7 million maximum under the loan, proceeds from the equity capital contributed by the 55 Hundred BHMP CO-JV were used to pay down $8.5 million of the $61.2 million outstanding principal amount.  Further, the maturity date of the senior loan was extended through November 23, 2013 (and, subject to satisfaction of certain conditions, may be further extended for one additional year), and the interest rate on the loan increased to monthly LIBOR plus 3.00%.

We funded our 55% share of the equity capital contributed by the 55 Hundred BHMP CO-JV, or $9.7 million, with proceeds from our initial public offering.

The most significant changes to our investment in Bailey’s Crossing in connection with the restructuring were:

•      the Bailey’s Crossing BHMP CO-JV became an owner in the project by contributing $29.1 million of equity capital to the project in cash, for which it will receive a first-priority return of 14%, compounded quarterly;

•      the Bailey’s Crossing BHMP CO-JV converted its existing $22.5 million mezzanine loan (which figure includes $0.4 million of accrued but unpaid interest) into $22.5 million of equity capital in the project, for which it will receive a second-priority return of 9.5%, compounded quarterly;

•      the Bailey’s Crossing BHMP CO-JV became the owner of a 78% interest in the project; and

•      the maximum and outstanding principal amounts of the senior loan facility were modified.  Prior to the restructuring, the maximum amount of the senior loan facility was $110.7 million.  Of this amount, principal of $82.1 million was outstanding.  Following the restructuring, the maximum amount of the senior loan facility was reduced to $74.7 million.  In addition, proceeds from the equity capital contributed by the Bailey’s Crossing BHMP CO-JV were used to pay down $23.6 million of the $82.1 million principal outstanding on the senior loan, leaving $58.5 million outstanding and $16.2 million remaining to be funded.  Further, the maturity date of the senior loan was extended through November 30, 2011 (and, subject to satisfaction of certain conditions, may be further extended for three additional years), and the interest rate on the loan increased to monthly LIBOR plus 2.75%.

We funded our 55% share of the equity capital contributed by the Bailey’s Crossing BHMP CO-JV, or $16.0 million, with proceeds from our initial public offering.

Potential Acquisitions

Cyan

On November 20, 2009, we entered into an agreement to purchase a multifamily community known as Cyan, located in Portland, Oregon, from an unaffiliated seller, 4th & Harrison Investors, LLC.  Cyan is a 352-unit multifamily community with amenities, including but not limited to, a business center, a fitness center and 5,700 square feet of retail space.  The contract purchase price for Cyan is $65 million, excluding closing costs.  On November 20, 2009, we made an earnest money deposit of $1,500,000.  If consummated, we expect that this investment will be made through a joint venture with the BHMP Co-Investment Partner on substantially similar terms as our other joint ventures with the BHMP Co-Investment Partner made under the Master Co-Investment Arrangement described in the “Prospectus Summary — Joint Venture with Dutch Foundation” section of our prospectus.  If the purchase is consummated, we expect that our portion of the purchase price will be funded from proceeds of our initial public offering.

Cherry Creek

On November 24, 2009, we entered into an agreement to purchase a multifamily community known as 4550 Cherry Creek, located in Denver, Colorado (“Cherry Creek”), from an unaffiliated seller,

4550 Cherry Creek Tower Apartments, LLC.  Cherry Creek is a 288-unit multifamily community with amenities, including but not limited to, a resort style heated pool and spa, a fitness center and business center and conference room.  The contract purchase price for Cherry Creek is $53 million, excluding closing costs.  On November 25, 2009, we made an earnest money deposit of $500,000.  Upon satisfaction of certain conditions, but prior to closing, we will be obligated to provide an additional $500,000 in earnest money.  If the purchase is consummated, we expect that the purchase price will be funded from proceeds of our initial public offering.

Calypso

On November 25, 2009, we entered into an agreement to purchase a multifamily community known as Calypso Apartments and Lofts, located in Irvine, California (“Calypso”), from an unaffiliated seller, Calypso Lofts, LLC.  Calypso is a 177-unit multifamily community with amenities, including but not limited to, resort style pools and spas, a fitness center and a clubhouse with a Wi-Fi lounge.  The contract purchase price for Calypso is $49 million, excluding closing costs.  On December 1, 2009, we made an earnest money deposit of $1,000,000.  Upon satisfaction of certain conditions, but prior to closing, we will be obligated to provide an additional $1,000,000 in earnest money.  If the purchase is consummated, we expect that the purchase price will be funded from proceeds of our initial public offering.

The consummation of the purchase of each of these multifamily communities is subject to substantial conditions.  The consummation of the acquisition of each of these multifamily communities generally will depend upon:

•      the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•      no material adverse change occurring relating to the community; and

•      our receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

Other assets may be identified in the future that we may acquire before or instead of the investment described above.  At the time of this filing, we cannot make any assurances that the closings of these investments are probable.

In evaluating each investment as a potential acquisition and determining the appropriate amount of consideration to be paid for each investment, we have considered a variety of factors, including but not limited to, overall valuation of net rental income, location, demographics and occupancy.  We believe that each multifamily community is well located, has acceptable roadway access, is well maintained, and has been professionally managed.  Each multifamily community will be subject to competition from similar communities within its market area, and each community’s economic performance could be affected by changes in local economic conditions.